Tweedy, Browne Fund Inc.

SUPPLEMENT TO THE MUTUAL FUND CUSTODY AND SERVICES AGREEMENT

HONG KONG - CHINA – STOCK CONNECT SERVICE

[SPSA Account single sided DVP model (non-in control/BNYM instructed settlement on standard SPSA settlement, HSBC and 2 Designated Conncet Broker “Plus” Service RVP/DVP; and RDVP- and in-control/BNYM instructed settlement of purchases (with Delayed RVP option)

Date: February 19, 2019

To: The Bank of New York Mellon

Re: Hong Kong - China – Stock Connect Service

Dear Sir or Madam:

Reference is made to the Mutual Fund Custody and Services Agreement entered into between Tweedy, Browne Fund Inc. (Client) and The Bank of New York Mellon as custodian (BNYM) dated June 6, 2001, as amended or supplemented from time to time (CA). This letter (Letter) serves as a supplement to the CA.

This Letter relates to the Hong Kong - China – Stock Connect Service (as the same is defined in the Rules of the Stock Exchange of Hong Kong and as hereafter referred to in this Letter, the China Connect Service or Connect). Connect is a trading and clearing service between Shanghai Stock Exchange, Shenzhen Stock Exchange, China Securities Depository and Clearing Corporation Limited (China Connect Clearing House), the Stock Exchange of Hong Kong (SEHK) and the Hong Kong Stock Exchange’s clearing and nominee company, Hong Kong Securities Clearing Company Ltd. (HKSCC). The service applies to securities (China Connect Securities) listed and traded on a China Connect Market via the China Connect Service.

Where used in this Letter, the term China Connect Market System has the meaning given to it in the Rules of the SEHK and the terms China Connect Market, China Connect Market Operator and China Connect Clearing Participant have the meanings given to them in the General Rules of the Central Clearing and Settlement Service established and operated by HKSCC (CCASS), as may be amended from time to time.

Client has indicated that it wishes to utilise the China Connect Service with respect to each account listed on Appendix A hereto (hereafter each a Portfolio) and this Letter sets out with respect to each Portfolio the terms and conditions upon which BNYM supports and provides access to Connect.

(a)	In respect of the China Connect Securities, BNYM will (and is authorised to):

(i) as required by BNYM or as agreed and instructed, establish, maintain and operate a segregated account/sub-account for a particular Portfolio in accordance with the CA and on BNYM’s books and records (each a BNYM China Connect Account/Record); and

(ii) at BNYM’s appointed subcustodian, the Hong Kong and Shanghai Banking Corporation Limited (Subcustodian), direct the establishment and maintenance in the books and records of the Subcustodian of an account for each separate Portfolio for the deposit, custody and safekeeping of such securities (each a China Connect Account).

Client acknowledges and agrees that in respect of the China Connect Securities and Connect, the Subcustodian and its clearing affiliate is a participant with HKSCC and Client is deciding with respect to each Portfolio to utilise the Special Segregated Account (SPSA) offering available at HKSCC through the Subcustodian for multiple broker appointment and dealing in China Connect Securities. An SPSA account or accounts will be established and maintained with HKSCC with respect to each separate Portfolio using the applicable identity and i.d. code and Client shall provide all information as is reasonably required to open and maintain the same. In respect of sales and purchases of China Connect Securities, Client may appoint Hong Kong and Shanghai Banking Corporation Limited and its broker affiliate company HSBC Securities Brokers (Asia) Limited (HSBC Broker) as its broker or such other brokers as it may from time to time include in its SPSA “Plus” service (any such other broker being a Designated Connect Broker) and any other HKSCC approved participant Stock Connect broker (Other Broker). References hereafter to “Broker” will be a reference to any of HSBC Broker, a Designated Connect Broker or any Other Broker.

Client is referred to the matters in paragraphs (i) and (j) below regarding HKSCC and its account with China Connect Clearing House.

(b)

In accordance with the requirements of the China Connect Service for trades of China Connect Securities to be on market, Client agrees and undertakes to ensure that all transfers of China Connect Securities into or out of a relevant SPSA account/China Connect Account that it instructs BNYM to effect will not, unless permitted by the China Securities Regulatory Commission (CSRC), be in relation to the trading of China Connect Securities other than through the relevant China Connect Market System.

(c)

(i) Client instructions issued to BNYM for trades of China Connect Securities through Connect (Instructions) must be in the China Connect Service format required by BNYM (as specified in the BNYM service level description (Service Level Description) from time to time) and such Instructions must be received by BNYM where required by the BNYM deadline (as specified in the Service Level Description from time to time).

(ii)

Client shall be responsible for all trade instructions issued to its Broker engaged for trades in China Connect Securities (and as such instructions affect the service as provided by BNYM under this Letter). Client is engaging its own Broker(s). BNYM is not party to any brokerage arrangement or agreement entered into between Client and any Broker and takes no responsibility for such brokerage services.

(iii)

Client must ensure that Instructions it provides to BNYM are correct and at all times consistent with the trading instructions it issues to a Broker. However, sales transactions will be settled against the trading instructions Client issues to the Broker and independent of Instructions to BNYM. Purchases will be settled on the basis of Instructions as issued by BNYM to the Subcustodian. Client acknowledges and agrees that, prior to issuing trading instructions, it must ensure each applicable Portfolio has: (1) sufficient Yuan Renminbi – CNH or, as the case may be, so long as permitted through the China Connect Market System, US Dollars-USD or Hong Kong Dollars-HKD, for a purchase of China Connect Securities in its cash account (Cash Account); and/or (2) sufficient China Connect Securities for a sale of China Connect Securities in its BNYM China Connect Account/Record and corresponding SPSA account/China Connect Account.

(d)

Client shall provide such information as may reasonably be required for Connect, including the particulars of its appointed Brokers from time to time and Client authorises BNYM to disclose such details to the Subcustodian. Client acknowledges and agrees that the pre-trade checking procedure of SEHK will be carried out against the relevant SPSA account(s) and balances of securities must be satisfactory for this procedure and for Client’s executing Brokers (and Client is responsible for ensuring sufficient China Connect Securities for a sale as noted in paragraph (c) above). Client further authorises the performance of all acts and taking of all actions (such acts and actions described in this paragraph (d), the Settlement Tasks) which are reasonably necessary for completing the settlement of trades of China Connect Securities. Settlement Tasks shall include but are not limited to generating settlement instructions in respect of the trades and effecting the transfer of the relevant China Connect Securities of a trade into or out of the relevant SPSA account/China Connect Account.

(e)

(i) Standard Settlement - Client acknowledges and agrees that settlement of sale or purchase trades may not occur on the trade date. A Portfolio’s title, property or interests in China Connect Securities shall be subject to the “Securities on hold” provisions of the General Rules of CCASS pursuant to which title, property or interest in any China Connect Securities shall not pass to a purchaser unless and until HKSCC has received payment in full for such securities and such payment is good and irrevocable or otherwise agreed by HKSCC. Accordingly, settlement can occur on trade date if executing brokers and their cash clearing bank agents are able to utilise the same day cash settlement run to achieve settlement on trade date but this is not mandatory and settlement may still occur later than the trade date (T+l) where the same day cash settlement run is not utilised and a buying broker/counterparty’s payment is only received fully and irrevocably in the morning of T+l (local time). For a sale (which will be settled in accordance with the trading instructions issued by Client to its Broker), the Subcustodian will debit the relevant China Connect Securities from the relevant SPSA account/China Connect Account and provide provisional credit of settlement and proceeds which BNYM will then credit to the relevant Portfolio’s Cash Account on the trade date. However, the Subcustodian may reverse/recall any provisional credit (and BNYM reserves the right to reverse/recall such credit as made in a Cash Account) in the event of buying broker/counterparty default or any other failure to receive funds. (Standard Settlement for sales is not, therefore, suitable for all clients because of this risk and account set up and Client should elect for settlement models as referred to below). Where there is a requirement for a reversal/recall of credit, Client shall be responsible for having available funds for such reversal/recall and BNYM reserves the right to charge the relevant Cash Account for the expenses of providing funds (including in circumstances where the Subcustodian requires the payment of such expenses). Such remedies as may be available for recovery will be for Client to pursue through HKSCC under the General Rules of CCASS and its Default Participant policy and the defaulting buying broker/counterparty.

(ii) “Plus” Service Settlement - For a sale, where HSBC Broker or a Designated Connect Broker is executing broker (and which will be settled in accordance with the trading instructions issued by Client to HSBC Broker or such Designated Connect Broker), the settlement is not subject to provisional credit, but instead is always on the basis that the trade will be on a delivery versus payment basis on trade date subject to Client meeting its requirements under paragraph (c) above (i.e., this is offered synthetic delivery versus payment).

(iii) RDVP/RRVP - SEHK has also implemented Real Time Delivery Versus Payment (RDVP/RRVP) settlement for SPSA transactions but this is not a mandatory settlement feature; it is dependent on Client on behalf of each Portfolio agreeing this with its Broker. RDVP/RRVP will also be dependent on the correct instructions being in place (as referred to in the Service Level Description). For RDVP, the Subcustodian will auto create settlement instructions reflecting the broker trade instruction/trade alledgement. However, since the

Subcustodian is auto creating and matching the settlement instruction purely against the Broker trade instruction/trade alledgement in accordance with Client’s requirement for settlement to be on a single sided instruction basis (BNYM will not be instructing), the Subcustodian will do this but should the Broker have specified the standard market settlement mode in its trade instruction/trade alledgement, the Subcustodian will not match the Broker instruction/trade alledgement since this would result in settlement being other than RDVP. Any unmatched trade will fail. On the settlement instruction being created/matched and once necessary checks have been made, the trade is released for settlement. The relevant China Connect Securities are then put on hold in the selling broker’s account but RDVP settlement will also require cash being received by the selling broker’s cash account by 18:00 HKT (for HKD or USD) or 19:00 HKT (for CNH). Failure of the stock receiver/buying broker to make the cash transfer will result in trade failure (but the China Connect Securities will not transfer to the account of the stock receiver/buying broker’s account in the event of a failed sale). If cash is received by the required time, HKSCC will release the China Connect Securities and settlement is on trade date.

RRVP is not supported on a single sided instruction basis; BNYM must be in receipt of an Instruction from Client and any unmatched trades (including as to settlement mode) will fail.

(iv) Purchase Settlement - Purchase trades and their settlement will be dependent on the executing Broker for Client meeting the requirements of full, good and irrevocable payment to HKSCC (settlement can occur on trade date or may be deferred to T+l as explained under paragraph (e)(i) above or can be deferred where delayed settlement is agreed) and will be on a receive versus payment basis. Where HSBC Broker (or another Designated Connect Broker offering the “Plus” service) is the executing Broker for a purchase trade, settlement will occur on trade date (or a date instructed for deferred settlement, where agreed) on a receive versus payment basis notwithstanding the market/HKSCC good and irrevocable payment requirement (i.e., this is offered synthetic receive versus payment).

Paragraph (g) below also details the exceptional circumstances in which trades may fail.

(f)

Client acknowledges and agrees that BNYM shall not be liable for paying and/or reporting any tax, levy, impost, duty, assessment, deduction, charge or withholding of a similar nature, and any addition, penalty or interest payable in connection with any failure to pay or any delay in paying any of the same that may be charged or chargeable on or in respect of the holding, trading and/or income, interests and other entitlements that may be derived from the China Connect Securities in the relevant BNYM China Connect Account/Record or SPSA account/China Connect Account (Taxes), nor responsible for the obligation to withhold Taxes or comply with any filing or registration obligations regarding Taxes except as otherwise required by any applicable law, rule, operating procedure, order, directive, notice, guidance, market practice or request (in all cases whether or not having the force of law) of any government agency, court of competent jurisdiction, central depository, exchange, clearing or settlement facility and/or any regulatory or supervisory authority (the foregoing, Applicable Requirements). Where BNYM or any of its affiliates, or the Subcustodian or any of its affiliates, are required to do any of the above by such Applicable Requirements, Client agrees that the relevant Portfolio shall reimburse and indemnify BNYM or its affiliates on demand for the amount of Taxes that BNYM has paid and Client undertakes to provide such information as BNYM may reasonably require to fulfil its duties within the timeframe which BNYM advises. For the avoidance of doubt, Client acknowledges and agrees that neither the Subcustodian nor BNYM is providing Client with any advice in relation to Taxes nor is the Subcustodian or BNYM acting as agent or representative with respect to such Taxes.

(g)

Connect is a no fail market although trades can fail in certain circumstances (including if Client fails to adhere to the terms of this Letter and including if instructions to BNYM are not forthcoming, cannot be matched or are late). Where there is a failure of delivery of China Connect Securities from the relevant SPSA account/China Connect Account to the executing Broker, a buy-in procedure may be commenced under provisions of the General Rules of CCASS against that executing Broker. The executing Broker will be permitted to submit an explanation to HKSCC within a short duration at the end of that trading day to explain the shortfall due from a failed delivery from an SPSA account. If HKSCC accepts the explanation, the “Securities on hold” provisions for delivery (and withholding from selling arrangement) will not apply to all China Connect Securities of that same security/share or ISIN in the relevant SPSA account/China Connect Account and pending deliveries will be processed for settlement with the failed trade being subject to buy-in procedure. HKSCC may grant a buy-in exemption in respect of a failed delivery from an SPSA account but this will be subject to evidencing that there are sufficient securities available to cover the shortfall. If the conditions are met, the buy-in will be waived, however, in the absence of waiver a buy-in will be enforced the next trading day. The relevant Portfolio may be made responsible for the costs/penalty resulting from any default by the executing Broker where buy-in is utilised. Where there is a failure on a purchase, the Broker may settle in the market and hold shares on its participant account, but cash will not be debited from the applicable Cash Account, however, the Broker may claim its cost of funding and expenses from the relevant Portfolio. Client acknowledges and agrees it understands and accepts the matters set out in this paragraph (g) (together with paragraph (e) above).

(h)

Client acknowledges and agrees that the Portfolios are the investors in the China Connect Securities and each Portfolio shall be responsible for its decision to trade in China Connect Securities through the China Connect Service. Client therefore acknowledges and agrees that it understands and shall comply with all applicable laws, rules, regulations, orders, directives, guidelines, market practice, operating procedures, or policies or requests of any central depository, exchange, clearing or settlement facility and/or any regulatory or supervisory authority with competent jurisdiction (whether or not having the force of law and as the same may be amended) which shall include, but is not limited to, China Connect Clearing House, HKSCC, SEHK, a China Connect Market Operator and CCASS generally and as each of the same concern the China Connect Service, activities arising from the China Connect Service and/or investments in China Connect Securities. Such applicable laws, rules and regulations shall include, but shall not be limited to: (i) any restrictions on investments in China Connect Securities (Investment Restrictions); (ii) percentage limits that may be imposed on the maximum holdings of a non-PRC (People’s Republic of China) investor (either on its own or in aggregate with other non-PRC investors) in China Connect Securities (Foreign Ownership Limits); and (iii) disclosure of interest reporting obligations in respect of China Connect Securities (Disclosures of Interest). For the avoidance of doubt, Client acknowledges and agrees that: (i) BNYM’s duties and service provision does not comprise any investment advice and BNYM takes no responsibility for advising or verifying whether Client or any Portfolio is eligible to invest in China Connect Securities and Client should undertake its own due diligence and take advice under its own laws, regulations and applicable investment criteria/limitations as to the suitability of such investment; and (ii) neither BNYM nor the Subcustodian shall be responsible for monitoring any Investment Restrictions or Foreign Ownership Limits applicable to any China Connect Securities or for making any Disclosures of Interest in any China Connect Securities.

(i)

Client acknowledges and agrees that China Connect Securities are held centrally by HKSCC for the account of the CCASS Participant (in this case the Subcustodian and its affiliate) in an omnibus account with China Connect Clearing House and that HKSCC and China Connect Clearing House are intermediaries and depositories in Hong Kong and the People’s Republic of China and, accordingly will be subject to the requirements and laws of these jurisdictions and as the same apply to a Portfolio’s title, property or interests in such China Connect Securities.

(j)

Client understands that China Connect Securities are uncertificated and are held by HKSCC in computerised form in the account maintained by HKSCC with China Connect Clearing House, and, as such, that the China Connect Securities credited to a China Connect Account are not registered or recorded with China Connect Clearing House in Client’s name, a Portfolio’s name, Subcustodian’s name or BNYM’s name. All China Connect Securities will be recorded in the name of HKSCC with China Connect Clearing House. BNYM does not take responsibility for a Portfolio’s investment in China Connect Securities or a Portfolio’s title, property and interest in China Connect Securities and any ability to enforce the same by virtue of this registration (and the position of HKSCC stated under paragraph (i) above) and the relevant property rights, insolvency rules and procedures and remedies under the laws and regulations of Hong Kong or the People’s Republic of China (and any conflict between the same).

(k)

Client acknowledges and agrees that under the General Rules of CCASS, if HKSCC receives insufficient funds or securities from the China Connect Clearing House to meet HKSCC’s aggregate liabilities to China Connect Clearing Participants, it may make a partial or pro rata payment or delivery to China Connect Clearing Participants to whom such liabilities are due, and that should HKSCC elect to make such a partial or pro rata payment or delivery with respect to a Portfolio’s China Connect Service transactions Client agrees that the relevant Portfolio shall indemnify and hold harmless BNYM, and, further, there shall be no recourse against BNYM for the balance of any money or securities.

(1)

Client acknowledges and agrees that there are certain responsibilities, risks and limitations presented to, and imposed upon, it in respect of use of the China Connect Service. These include the following (such list is not exhaustive): Investment Restrictions, Foreign Ownership Limits and Disclosures of Interest (all as detailed above), unavailability of an investor compensation fund, lack of support for certain trading strategies (such as day trading and short selling), limitations on exercise of shareholder rights and benefits, suspension of trading without cause or notice, trade failure or trade rejection at SEHK, tax liability, strict settlement practices, loss recovery limitations, market rules, counterparty insolvency risk and responsibility for the matters under paragraph (j) above.

(m)

Client acknowledges and agrees that BNYM shall not be liable, or in any way responsible, for acts, omissions, errors, timeliness, default and/or solvency of any Broker, stock exchange, depository or clearing entity in connection with the China Connect Service.

(n)

Client agrees that the relevant Portfolio shall indemnify and hold harmless BNYM from any liabilities, costs and expenses (including, without limitation, overdraft charges and market fines): (i) arising from the provision of BNYM’s services for the China Connect Service (except that no Portfolio shall be required to indemnify and hold harmless BNYM from any such liability, cost or expense to the extent that the same resulted from BNYM’s negligence or willful misconduct); and (ii) arising from any provision of Instructions to BNYM that- (x)

are late or received after specified deadlines, (y) do not match an instruction to a Broker or which require a trade of a type not supported under BNYM’s services in respect of Connect or (z) in general, are not in accordance with BNYM’s requirements as referred to in this Letter. Further, there shall be no recourse against BNYM for any loss, cost, expense, claim or action arising from broker error or infringement in connection with transactions for China Connect Securities.

(o)

Client acknowledges and agrees that it will pay the fees and expenses to BNYM for BNYM’s services under this Letter as agreed in writing between Client and BNYM (and as such fees and expenses are amended from time to time in writing signed by the parties).

(p)

If Client wishes to terminate its use of the China Connect Service under this Letter with BNYM with respect to a particular Portfolio it will provide 30 days written notice of termination to BNYM. BNYM may terminate its services under this Letter with respect to a particular Portfolio by 60 days written notice of termination to Client. Client agrees that the Subcustodian may terminate or cease to provide its services or support the China Connect Service either generally or in respect of Client or a particular Portfolio and Client is at particular risk of such termination if paragraphs (c) and (d) above or any other terms of this Letter with respect to the relevant Portfolio are breached (HSBC Termination). BNYM shall by written notice to Client terminate its services under this Letter with respect to the relevant Portfolio at such time that the HSBC Termination takes place and notwithstanding the 60 day notice provision set forth above BNYM’s services under this Letter shall terminate at the time that the HSBC Termination takes place.

Without limitation to the foregoing, Client authorises BNYM and the Subcustodian to perform any such acts (or refrain from taking any such acts) as are reasonably necessary or advisable for complying with CCASS and all relevant market rules for the China Connect Service, and with all instructions issued to BNYM or a Broker and all Settlement Tasks and other requirements (whether in relation to Taxes or otherwise). Client further agrees to provide all assistance that BNYM may reasonably require in performing such acts required by applicable law or regulation.

This Letter and the agreements, undertakings and indemnities given herein are supplemental and additional to the provisions of the CA. This Letter shall be governed by and construed in accordance with the same governing law as in the CA.

Upon the date of this Letter, if a Portfolio listed on Appendix A hereto is listed on Appendix A of a prior Supplement to the Mutual Fund Custody and Services Agreement Hong Kong - China – Stock

Connect Service document between Tweedy, Browne Fund Inc. and The Bank of New York Mellon, such prior document shall be of no force or effect with respect to such Portfolio.

Agreed and accepted by

For and on behalf of
Tweedy, Browne Fund Inc.

Acknowledged by

The Bank of New York Mellon

Appendix A

Tweedy, Browne Global Value Fund

Tweedy, Browne Global Value Fund II - Currency Unhedged

Tweedy, Browne Value Fund

Tweedy, Browne Worldwide High Dividend Yield Value Fund